Exhibit 99.1

JinkoSolar Announces Completion of Sale of A Shares in Its Subsidiary, Jinko Solar Co., Ltd., through Inquiry Transfer and Placement

SHANGRAO, China, September 18, 2025 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that the Company has completed the sale of 300,156,075 A shares of Jinko Solar Co., Ltd. (“Jiangxi Jinko”), an indirect, majority-owned principal operating subsidiary of the Company incorporated in the PRC whose A shares are listed on the Shanghai Stock Exchange’s Sci-Tech Innovation Board (the “Sale of A Shares”). The A shares were sold to certain institutional investors at a price of RMB4.90 per A share. As previously announced, the Sale of A Shares was conducted through an inquiry transfer and placement pursuant to the rules of the Shanghai Stock Exchange.

After the Sale of A Shares, JinkoSolar currently owns approximately 55.59% equity interest in Jiangxi Jinko.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2025.

To find out more, please see: www.jinkosolar.com

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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